UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of March 2010

        Golar LNG Limited
(Translation of registrant’s name into English)

Par-la-Ville Place,
14 Par-la-Ville Road,
Hamilton,
HM 08,
Bermuda
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F [X]	Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]	No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-_____________________

Item 1. INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 99.1 is a copy of the press release of Golar LNG Limited dated January 20, 2010.

Exhibit 99.1

Dividend of Golar LNG Energy Limited shares to Golar LNG Limited common shareholders
With reference to the Fourth Quarter Results announcement, the Board of Directors of Golar LNG Limited (the "Company") is pleased to advise that it has declared a dividend (the "Dividend") to the Company's common shareholders, consisting of one (1) common share of the Company's subsidiary, Golar LNG Energy Limited ("Golar Energy") for every seven (7) common shares of the Company held by such common shareholder. The Dividend is payable on or about April 15, 2010 (the "Distribution Date"), to the Company's common shareholders of record as of March 16, 2010. The Dividend consists of up to 9.7 million Golar Energy common shares in the aggregate, representing approximately 4% of the total issued and outstanding common shares of Golar Energy, which is listed on the Oslo Axess stock exchange.

Golar Energy maintains its common share register through the Norwegian VPS (the Norwegian paperless securities depository system) and all of Golar Energy's common shareholders are required to have VPS accounts. In connection with the Dividend (1) each common shareholder of the Company that is a non-U.S. person and (2) each of the Company's U.S. common shareholders that is a Qualified Institutional Buyer ("QIB"), as defined in Rule 144A of the United States Securities Act of 1933, as amended, and in either case holds a minimum of 1,400 common shares of the Company, will receive one (1) common share of Golar Energy for every seven (7) common shares of the Company owned by that non-U.S. person or QIB, rounded down to the nearest whole common share. Only non-U.S. persons and U.S. QIBs (together, "Common Share Recipients") that return certifications as to their status ("Common Shareholder Certifications") to the Company's transfer agent, Mellon Investor Services, and provide the Company with a VPS account number will be eligible to receive the Golar Energy common shares. U.S. common shareholders who are not QIBs, common shareholders that own fewer than 1,400 common shares of the Company, whether or not they are QIBs, and shareholders that do not return satisfactory Common Shareholder Certifications will not be entitled to receive Golar Energy common shares. Instead of Golar Energy common shares, such shareholders (together, the "Cash Recipients"), will receive a cash distribution based on the Cash Price described below.

On the Distribution Date, the Common Share Recipients will receive their respective shares of Golar Energy. The cash distribution to the Cash Recipients is payable on or about six (6) days following the Distribution Date and is based on the volume weighted average price per common share of Golar Energy during the five (5) trading days following the Distribution Date (the "Cash Price").

Forward Looking Statements
This press release contains forward-looking statements. These statements are based upon various assumptions, many of which are based, in turn, upon further assumptions, including the Company management's examination of historical operating trends. Although the Company believes that these assumptions were reasonable when made, because assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond its control, the Company cannot give assurance that it will achieve or accomplish these expectations, beliefs or intentions.

Included among the factors that, in the Company's view, could cause actual results to differ materially from the forward looking statements contained in this press release are the following:

Inability of the Company to obtain financing for the new building vessels at all or on favourable terms; changes in demand; a material decline or prolonged weakness in rates for LNG carriers; political events affecting production in areas in which natural gas is produced and demand for natural gas in areas to which our vessels deliver; changes in demand for natural gas generally or in particular regions; changes in the financial stability of our major customers; adoption of new rules and regulations applicable to LNG carriers and floating storage re-gasification units, or FSRU's; actions taken by regulatory authorities that may prohibit the access of LNG carriers or FSRU's to various ports; our inability to achieve successful utilization of our expanded fleet and inability to expand beyond the carriage of LNG; increases in costs including: crew wages, insurance, provisions, repairs and maintenance; changes in general domestic and international political conditions; the current turmoil in the global financial markets and deterioration thereof; changes in applicable maintenance or regulatory standards that could affect our anticipated dry-docking or maintenance and repair costs; our ability to timely complete our FSRU conversions; failure of shipyards to comply with delivery schedules on a timely basis and other factors listed from time to time in registration statements and reports that we have filed with or furnished to the Securities and Exchange Commission, including our Registration Statement on Form 20-F and subsequent announcements and reports. Nothing contained in this press release shall constitute an offer of any securities for sale.

March 8, 2010 The Board of Directors Golar LNG Limited Hamilton, Bermuda

Questions should be directed to: Golar Management Limited Graham Robjohns Brian Tienzo +44 207 063 7900

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Golar LNG Limited (Registrant)

Date: March 9, 2010	By:	/s/ Graham Robjohns Graham Robjohns Chief Financial Officer